Regulatory Announcement

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RECEIVED

2007 JAN -3 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

EXEMPTION NO.
82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:05 19-Dec-06
Number	PRNUK-1912

GKN plc

SUPPL

Purchase of own securities held in Treasury

GKN plc announces that on 19 December 2006 it purchased 200,000 of its ordinary shares at a price of 280.2764p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 38,659,142 of its ordinary shares in Treasury and has a total of 702,854,045 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

19 December 2006

07020029

PROCESSED

JAN 08 2007

THOMSON FINANCIAL

END

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